                                                FILED PURSUANT TO RULE 424(b)(5)
                                               REGISTRATION STATEMENT #333-96507
Prospectus Supplement
(To prospectus dated February 22, 2000)

                                   [CFC LOGO]

                                  $175,000,000

                            National Rural Utilities
                        Cooperative Finance Corporation
                                   QUICS(SM)
                   7.40% Quarterly Income Capital Securities
             (Subordinated Deferrable Interest Debentures Due 2050)
--------------------------------------------------------------------------------

This is a public offering by National Rural Utilities Cooperative Finance Corporation of $175,000,000 of 7.40% quarterly income capital securities due November 1, 2050. Interest is payable on February 1, May 1, August 1 and November 1 of each year, beginning February 1, 2002.

The quarterly income capital securities are redeemable at the option of National Rural Utilities Cooperative Finance Corporation, in whole or in part, on or after November 1, 2006, at 100% of the principal amount plus accrued interest through the redemption date.

The quarterly income capital securities should be delivered on or about November 2, 2001. The quarterly income capital securities will be issued in the form of one or more fully registered global securities in denominations of $25 and any integral multiple thereof which will be deposited with, or on behalf of, The Depository Trust Company.

National Rural Utilities Cooperative Finance Corporation will apply to have the quarterly income capital securities listed on the New York Stock Exchange. Trading of the quarterly income capital securities on the New York Stock Exchange is expected to begin within a 30-day period after the initial delivery of the securities.

                                                                   QUARTERLY INCOME
                                                                  CAPITAL SECURITIES
                                                              ---------------------------
                                                              PER SECURITY      TOTAL
                                                              ------------   ------------
Public Offering Price.......................................    100.000%     $175,000,000
Underwriting Discount.......................................      3.150%        5,512,500
Proceeds to National Rural Utilities Cooperative Finance
  Corporation(1)............................................     96.850%     $169,487,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

------------
(1) Before deducting expenses payable by CFC estimated at $300,000.

--------------------------------------------------------------------------------
                                LEHMAN BROTHERS

                                  Co-Managers

A.G. EDWARDS & SONS, INC.
            MERRILL LYNCH & CO.
                        PRUDENTIAL SECURITIES
                                    TD SECURITIES
                                              UBS WARBURG
                                                      WACHOVIA SECURITIES
October 26, 2001

(SM) QUICS is a service mark of Lehman Brothers Inc.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement or the attached prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this prospectus supplement or the attached prospectus is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these quarterly income capital securities in any state where the offer is not permitted.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................   S-2
National Rural Utilities Cooperative Finance Corporation....   S-3
Investment Considerations...................................   S-4
Recent Developments.........................................   S-5
Use of Proceeds.............................................   S-6
Capitalization..............................................   S-7
Description of the Quarterly Income Capital Securities......   S-8
U.S. Income Taxation........................................  S-10
Underwriting................................................  S-14
Legal Matters...............................................  S-16

                            PROSPECTUS

Where You Can Find More Information About National Rural
  Utilities Cooperative Finance Corporation.................     2
CFC.........................................................     3
Use of Proceeds.............................................     4
Summary Financial Information...............................     5
Capitalization..............................................     6
Description of Debt Securities..............................     7
Plan of Distribution........................................    15
Legal Opinions..............................................    16
Experts.....................................................    16

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus supplement incorporates by reference the documents listed below that National Rural Utilities Cooperative Finance Corporation ("CFC") previously filed with the Securities and Exchange Commission (the "SEC"). They contain important information about CFC:

     - Annual Report on Form 10-K for the year ended May 31, 2001;

     - Quarterly Report on Form 10-Q for the quarter ended August 31, 2001; and

     - Current Reports on Form 8-K dated June 15, 2001, July 9, 2001, July 19, 2001 and August 28, 2001.

     CFC incorporates by reference additional documents that it may file with the SEC between the date of this prospectus supplement and the termination of the offering of the quarterly income capital securities. You may request a copy of these filings from CFC at the address provided in the accompanying prospectus.

     See "Where You Can Find More Information About National Rural Utilities Cooperative Finance Corporation" in the accompanying prospectus.

            NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

     CFC is a private, not-for-profit District of Columbia cooperative association. The principal purpose of CFC is to provide its members with a source of financing to supplement the loan programs of the Rural Utilities Service ("RUS") of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organization members to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members, and, in addition, provides guarantees of taxable debt in connection with certain lease and other transactions of its members. CFC also provides loans to rural telephone companies through its affiliate, the Rural Telephone Finance Cooperative ("RTFC"). RTFC is a taxable cooperative association organized in September 1987 under the laws of the state of South Dakota.

     CFC's 1,044 members as of August 31, 2001, included 900 rural electric utility members, virtually all of which are consumer-owned cooperatives, 72 service members and 72 associate members. The utility members included 831 distribution systems and 69 generation and transmission systems operating in 49 states, the District of Columbia and three U.S. territories.

     The following is a summary of selected audited financial data for each of the five years ended May 31, 2001.

                                               2001                 2000                 1999
                                        ------------------   ------------------   ------------------
                                                       (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
    Operating income..................     $ 1,388,295          $ 1,020,998          $   792,052
                                           ===========          ===========          ===========
    Operating margin..................     $   133,051          $   116,497          $    76,439
    Gain on sale of land..............              --                   --                   --
    Extraordinary loss(A).............            (285)              (1,164)                  --
                                           -----------          -----------          -----------
    Net margin........................     $   132,766          $   115,333          $    76,439
                                           ===========          ===========          ===========
    Fixed charge coverage ratio(B)....            1.12                 1.13                 1.12
                                              ========             ========             ========
As of May 31:
    Assets............................     $19,998,842          $17,083,440          $13,925,252
                                           ===========          ===========          ===========
    Long-term debt(C).................     $11,376,412          $10,595,596          $ 6,891,122
                                           ===========          ===========          ===========
    Members' subordinated
      certificates....................     $ 1,581,860          $ 1,340,417          $ 1,239,816
                                           ===========          ===========          ===========
    Members' equity...................     $   393,899          $   341,217          $   296,481
                                           ===========          ===========          ===========
    Leverage ratio(D).................            7.69                 8.10                 7.11
                                              ========             ========             ========
    Debt to adjusted equity
      ratio(E)........................            6.05                 6.46                 5.52
                                              ========             ========             ========

                                               1998                 1997
                                        ------------------   ------------------
                                             (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
    Operating income..................     $   639,948           $  567,065
                                           ===========           ==========
    Operating margin..................     $    57,022           $   54,736
    Gain on sale of land..............           5,194                   --
    Extraordinary loss(A).............              --                   --
                                           -----------           ----------
    Net margin........................     $    62,216           $   54,736
                                           ===========           ==========
    Fixed charge coverage ratio(B)....            1.12                 1.12
                                              ========             ========
As of May 31:
    Assets............................     $10,682,888           $9,057,495
                                           ===========           ==========
    Long-term debt(C).................     $ 5,024,621           $3,596,231
                                           ===========           ==========
    Members' subordinated
      certificates....................     $ 1,229,166           $1,212,486
                                           ===========           ==========
    Members' equity...................     $   279,278           $  271,594
                                           ===========           ==========
    Leverage ratio(D).................            6.39                 5.87
                                              ========             ========
    Debt to adjusted equity
      ratio(E)........................            4.51                 3.97
                                              ========             ========

------------
(A) Extraordinary losses for the years ended May 31, 2001 and 2000 represent premiums in connection with the prepayments of collateral trust bonds.

(B) Margin used to compute the fixed charge coverage ratios represent net margin before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratios consist of interest (including interest on the quarterly income capital securities) and amortization of bond discounts and bond issuance expenses.

(C) Includes commercial paper reclassified as long-term debt in the amount of $4,637 million, $5,493 million, $2,403 million, $2,345 million and $2,250 million at May 31, 2001, 2000, 1999, 1998 and 1997, respectively and excludes $4,388 million, $3,040 million, $983 million, $327 million, and $269 million in long-term debt that comes due, matures and/or will be redeemed during fiscal years 2002, 2001, 2000, 1999 and 1998, respectively.

(D) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding quarterly income capital securities and debt used to fund loans guaranteed by the RUS, by the total of quarterly income capital securities, members' subordinated certificates and members' equity.

(E) The debt to adjusted equity ratio is calculated by dividing debt outstanding, excluding QUICS and debt used to fund loans guaranteed by the RUS, by the total of QUICS, members' subordinated certificates, members' equity and the loan loss allowance.

FIXED CHARGE COVERAGE RATIO

     The following table summarizes CFC's results of operations and fixed charge coverage for the three months ended August 31, 2001 and August 31, 2000 and for the years ended May 31, 2001 and May 31, 2000:

                                            THREE MONTHS ENDED              YEAR ENDED
                                         ------------------------    ------------------------
                                         AUGUST 31,    AUGUST 31,     MAY 31,       MAY 31,
                                            2001          2000          2001          2000
                                         ----------    ----------     -------       -------
                                                    (DOLLAR AMOUNTS IN THOUSANDS)
Operating income.....................     $327,829      $329,798     $1,388,295    $1,020,998
                                          ========      ========     ==========    ==========
Operating margin.....................     $ 28,498      $ 44,382     $  133,051    $  116,497
SFAS 133 loss(1).....................      (53,292)           --             --            --
Cumulative change in accounting
  principle(1).......................       24,748            --             --            --
Extraordinary loss(2)................           --          (331)          (285)       (1,164)
                                          --------      --------     ----------    ----------
Net (loss)/margin....................     $    (46)     $ 44,051     $  132,766    $  115,333
                                          ========      ========     ==========    ==========
Fixed charge coverage ratio(3).......         1.00          1.16           1.12          1.13
                                          ========      ========     ==========    ==========

------------
(1) The SFAS 133 loss and cumulative change in accounting principle are related to CFC's adoption of Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities. As a result of the adoption of this statement, CFC is required to recognize interest rate and currency exchange agreements on the balance sheet at fair value. As interest rates and currency exchange rates in the capital markets increase or decrease, the fair value of CFC's interest rate and currency exchange agreements will change.

(2) Represents premiums in connection with the prepayments of collateral trust bonds.

(3) Margin used to compute the fixed charge coverage ratio represents net margin before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest (including interest on the quarterly income capital securities) and amortization of bond discount and bond issuance expenses.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of quarterly income capital securities should carefully review the information contained elsewhere in this prospectus supplement and in the accompanying prospectus and should particularly consider the following matters:

SUBORDINATION OF QUARTERLY INCOME CAPITAL SECURITIES

     The obligations of CFC under the quarterly income capital securities are subordinate and junior in right of payment to senior indebtedness of CFC. As of August 31, 2001, outstanding senior indebtedness of CFC aggregated approximately $19.2 billion, including guarantees of $2.1 billion. There are no terms in the quarterly income capital securities that limit CFC's ability to incur additional indebtedness, including indebtedness that ranks senior to the quarterly income capital securities. See "Description of Debt Securities--Subordination" in the accompanying prospectus. The quarterly income capital securities will be senior to CFC's members' subordinated certificates.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     CFC will have the right at any time and from time to time during the term of the quarterly income capital securities to extend the interest payment period to a period not exceeding 20 consecutive quarters. At the end of an extension period, CFC must pay all interest then accrued and unpaid (together with interest thereon at the same rate as specified for the quarterly income capital securities to the extent permitted by applicable law). During any extension period, CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members' subordinated certificates, members' equity or patronage capital. Therefore, CFC believes that the extension of an interest payment period on the quarterly income capital securities is unlikely. Prior to the termination of any extension period, CFC may further extend the interest payment period, provided that extension period, together with all previous and further extensions thereof, may not exceed 20 consecutive quarters or extend beyond the maturity of the quarterly income capital securities. Upon the termination of an extension period and the payment of all amounts then due, CFC may select a new extension period, subject to the above requirements. See "Description of the Quarterly Income Capital Securities--Option to Extend Interest Payment Period."

     Should an extension period occur, a holder of the quarterly income capital securities will be required to accrue income (as original issue discount) for U.S. Federal income tax purposes even though interest is not being paid on a current basis. As a result, a holder would be required to include such interest in gross income for U.S. Federal income tax purposes in advance of the receipt of cash, and would not receive the cash from CFC related to such income if the holder disposes of his or her quarterly income capital securities prior to the record date for payment of interest. See "Tax Consequences to U.S. Holders."

     Should CFC declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members' subordinated certificates, members' equity or patronage capital during an extension period, this action would constitute an immediate event of default under the terms of the quarterly income capital securities. See "Description of the Quarterly Income Capital Securities--Additional Event of Default." However, because of the terms of the subordination provisions in CFC's members' subordinated certificates, CFC's failure to pay interest on, or principal of, the certificates during an extension period would not be a default under the certificates.

CERTAIN TRADING CHARACTERISTICS OF THE QUARTERLY INCOME CAPITAL SECURITIES

     The quarterly income capital securities are expected to trade on the equity floor of the New York Stock Exchange. Consequently, purchasers will not pay and sellers will not receive any accrued and unpaid interest on the quarterly income capital securities that is not included in the trading price. For certain tax consequences with respect to such quarterly income capital securities, see "U.S. Income Taxation." Trading prices of the quarterly income capital securities are expected to be quoted in dollars per $25.00 unit rather than in percentages of their principal amount.

                              RECENT DEVELOPMENTS

     At August 31, 2001 and May 31, 2001, CFC had a total of $947 million and $914 million, respectively, in restructured loans outstanding to Denton County Electric Cooperative, Inc., d/b/a CoServ Electric ("CoServ"), a large electric distribution cooperative representing 4.5% and 4.2%, respectively, of CFC's total loans and guarantees outstanding. As of January 1, 2001, CFC classified all loans to CoServ as nonperforming and placed them on nonaccrual status with respect to the recognition of interest income. CFC had a total of $20 million and $12 million in performing loans outstanding to CoServ at August 31, 2001 and May 31, 2001, respectively, in addition to the restructured loans.

     CoServ provides retail electric service to residential and business customers in an area where there has been significant residential and commercial growth in and adjacent to its current service territory over the last few years. CoServ adopted a strategy to provide a broad range of utility and other related services to consumers both in its service territory and the newly developing areas adjacent to its service territory. The non-electric services are generally provided through its controlled affiliates, which have been funded primarily through advances from CoServ, and include natural gas, home-security, cable television and a variety of telecommunications services. CoServ has also made substantial loans to and equity investments in residential and commercial real estate development projects. CFC loans to CoServ are secured primarily by assets and revenues of the electric distribution and telecommunications systems and assignment of loans and equity investments in residential and commercial real estate development projects. There is competition for substantially all services provided in the CoServ service territory.

     On March 16, 2001, CFC and CoServ signed a master restructure agreement. The agreement restructures debt obligations of CoServ totaling $906 million over the next 35 years, $889 million of loans outstanding and $17 million of unpaid interest through the closing date. All obligations under the agreement are secured by a first priority lien on substantially all of the assets and revenues of CoServ and its major subsidiaries. Substantially all of the obligations are cross-collateralized and have cross-default provisions. CFC also agreed to lend additional amounts to CoServ to fulfill existing real estate commitments, to continue building out telecommunications infrastructure, as well as to provide the majority of future capital expenditure requirements for the electric distribution system. Based on the terms of the restructure agreement, CFC anticipates that the loan balance outstanding to CoServ will reach a maximum of just over $1 billion during CFC's fiscal year 2002 and then begin to decline.

     The key terms of the restructure agreement are as follows:

     - Real estate projects -- CFC will directly receive all payments of principal and interest from these project loans with the exception of an annual 12.5 basis point fee, based on the balance at the beginning of the year. Substantially all real estate obligations are scheduled to be repaid by 2010.

     - Utility systems -- CFC will receive quarterly payments for the next 35 years.

     - Additional CFC loans -- CFC agreed to make additional loans available to CoServ. These additional loans include a revolving line of credit and long-term loans. The advance of funds may be contingent upon certain conditions, including CoServ's compliance with all conditions of the restructure agreement. The majority of these additional long-term loans to the utility systems will have 35-year maturities and will carry the then current CFC interest rates. The payments of principal and interest on these loans will be joint obligations of CoServ and its major subsidiaries in addition to the obligations described above.

     - Asset dispositions -- CoServ's obligations to CFC will be reduced by the proceeds from the disposition of any assets by CoServ and its major subsidiaries.

     - Deferred interest -- CoServ provided CFC with a $9 million note payable with a 35-year maturity and a standard CFC interest rate. This note payable was provided to CFC in return for deferring interest on all loans from the restructure agreement closing date through June 30, 2001.

     Asset dispositions did not occur as required under the restructure agreement. On September 27, 2001, CFC initiated litigation in the United States District Court for the Northern District of Texas (Dallas Division)(the "Court"), asserting that CoServ was in default of the agreement and seeking injunctive and other relief from the Court. CoServ has answered the complaint and has counterclaimed alleging that CFC is in breach of its funding obligations to CoServ under the agreement and fraudulently induced it to sign the agreement. To date, no discovery has been conducted. However, based on a plain reading of the contract provisions in dispute, CFC believes that it has a substantial likelihood of success on its claim based on the merits and meritorious defenses to CoServ's counterclaim. While the litigation is in its early stages and no damages discovery has been exchanged, CFC believes that even if it were held to be liable to CoServ on its counterclaim, CFC's potential exposure would not exceed the existing funding obligations in its credit agreement.

     All restructured loans to CoServ were on nonaccrual status through August 31, 2001. CFC will re-evaluate placing the loans on accrual status on a quarterly basis based on CoServ's performance and the level of proceeds received from asset sales. CFC has been receiving funds on a monthly basis from the CoServ real estate development business. Subsequent to the end of the quarter, on September 28, 2001, CoServ made the first $7.5 million quarterly payment required by the restructure agreement.

     Based on its analysis, CFC believes that it is adequately reserved against loss on its loans to CoServ.

                                USE OF PROCEEDS

     The net proceeds from the sale of the quarterly income capital securities offered hereby are estimated to be $169,187,500. CFC will use the proceeds to repay short-term indebtedness, primarily commercial paper issued through dealers at varying rates incurred to make loan advances to its members, and for general corporate purposes.

                                 CAPITALIZATION

     The following table shows the capitalization of CFC as of August 31, 2001, and as adjusted to reflect the issuance of the quarterly income capital securities and the application of the proceeds thereof.

                                                                                AS
                                                              OUTSTANDING    ADJUSTED
                                                              -----------    --------
                                                                 (DOLLAR AMOUNTS IN
                                                                     THOUSANDS)
Senior debt:
     Short-term debt(A).....................................  $ 4,452,548   $ 4,283,360
     Long-term debt(A)......................................   12,620,757    12,620,757
                                                              -----------   -----------
          Total senior debt(B)..............................   17,073,305    16,904,117
Subordinated debt and total equity:
     Deferrable subordinated debt(C)........................      550,000       725,000
     Members' subordinated certificates(D)..................    1,618,380     1,618,380
     Total equity...........................................      212,772       212,772
                                                              -----------   -----------
          Total capitalization..............................  $19,454,457   $19,460,269
                                                              ===========   ===========

------------
(A) Short-term indebtedness is used to fund CFC's short-, intermediate- and long-term variable-rate loans, as well as its long-term fixed-rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at August 31, 2001, bank revolving credit agreements providing for borrowings aggregating up to $4,562 million. CFC may borrow under the revolving credit agreements only if it continues to meet specified conditions, including maintenance of an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital. Commercial paper in the amount of $4,562 million is shown as long-term debt based on CFC's ability to borrow under the 364-day facilities. Long-term debt also includes CFC's outstanding collateral trust bonds and medium-term notes.

(B) At August 31, 2001, CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $973 million. Guaranteed tax-exempt securities include $881 million of long-term adjustable or floating/fixed-rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At August 31, 2001, CFC had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $1,107 million.

(C) As of August 31, 2001, CFC had a total of $550 million of deferrable subordinated debt outstanding in the form of QUICS. QUICS are subordinate and junior in right of payment to senior indebtedness. CFC has the right at any time and from time to time during the term of the QUICS to defer the payment of interest for up to 20 consecutive quarters.

(D) Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership ($642 million at August 31, 2001) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

             DESCRIPTION OF THE QUARTERLY INCOME CAPITAL SECURITIES

     The following description of specific terms of the quarterly income capital securities should be read in conjunction with the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the caption "Description of Debt Securities."

PRINCIPAL AMOUNT, INTEREST AND MATURITY

     The quarterly income capital securities will be issued as a series of debt securities under the indenture dated as of October 15, 1996, between CFC and BNY Midwest Trust Company, as successor trustee. CFC is initially offering the quarterly income capital securities in the principal amount of $175,000,000. There is no limit on the amount of additional securities similar to the quarterly income capital securities that may be issued under the indenture. CFC may, without the consent of the holders, issue additional quarterly income capital securities and thereby increase that principal amount in the future, on the same terms and conditions and with the same CUSIP number as the quarterly income capital securities CFC offers by this prospectus supplement. Any additional quarterly income capital securities will, together with the quarterly income capital securities CFC offers by this prospectus supplement, constitute a single series of quarterly income capital securities under the indenture. CFC will not issue any further securities intended to form a single series with the quarterly income capital securities unless further securities will be fungible with all quarterly income capital securities of the same series for U.S. Federal income tax purposes.

     The quarterly income capital securities will mature on November 1, 2050 and will bear interest at the rate per annum shown on the cover hereof from the date on which the quarterly income capital securities are issued until the principal amount thereof becomes due and payable. Interest will be payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing February 1, 2002. Interest will be payable to the person in whose name the quarterly income capital securities are registered at the close of business on the relevant record dates, which will be the business day immediately preceding the relevant payment dates. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the quarterly income capital securities is not a business day, then payment of the interest payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next succeeding calendar year, such payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on such date. A "business day" is any day other than a day on which banking institutions in New York City are authorized or obligated by law to close.

GLOBAL SECURITIES

     The quarterly income capital securities will be represented by a global security that will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), and will be available for purchase in denominations of $25.00 and any integral multiple thereof.

     DTC has advised CFC and the underwriters that it is (i) a limited purpose trust company organized under the New York Banking Law, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the New York Uniform Commercial Code and (v) a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

     A further description of DTC's procedures with respect to the quarterly income capital securities is set forth under "Description of Debt
Securities--Global Securities" in the accompanying prospectus.

REDEMPTION

     The quarterly income capital securities will be redeemable at the option of CFC, in whole or in part, at any time on or after November 1, 2006 and prior to maturity, upon not less than 30 nor more than 60 days' notice, at 100% of the principal amount to be redeemed together with accrued interest to the redemption date. If a partial redemption would result in a delisting of the quarterly income capital securities from any national securities exchange on which the quarterly income capital securities are then listed, CFC may redeem such quarterly income capital securities only in whole.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     CFC will have the right at any time and from time to time during the term of the quarterly income capital securities to extend the interest payment period to a period not exceeding 20 consecutive quarters. At the end of an extension period, CFC must pay all interest then accrued and unpaid (together with interest at the same rate as specified for the quarterly income capital securities to the extent permitted by applicable law). During any extension period CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members' subordinated certificates, members' equity or patronage capital. Before the termination of any extension period, CFC may further extend the interest payment period, so long as the extension period, together with all previous and further extensions, may not exceed 20 consecutive quarters or extend beyond the maturity of the quarterly income capital securities. On the termination of an extension period and the payment of all amounts then due, CFC may select a new extension period, subject to the above requirements. No interest during an extension period, except at the end thereof, shall be due and payable. CFC shall give the holders of the quarterly income capital securities notice of the selection of an extension period ten business days before the earlier of (i) the next interest payment due date and (ii) the date CFC is required to give notice to holders of the quarterly income capital securities (or, if applicable, to the New York Stock Exchange or other applicable self-regulatory organization) of the record or payment date for such interest payment, but in any event not less than two business days before that date.

ADDITIONAL EVENT OF DEFAULT

     In addition to the events of default described in the accompanying prospectus under the caption "Description of Debt Securities--Events of Default," the following will constitute an event of default under the indenture with respect to the quarterly income capital securities: CFC shall pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to any members' subordinated certificates, members' equity or patronage capital, if such payment is made during an extension period and either (i) such extension period has not expired or been terminated or (ii) CFC has not made all payments due on the quarterly income capital securities as a result of such expiration or termination. However, because of the terms of the subordination provisions in CFC's members' subordinated certificates, CFC's failure to pay interest on, or principal of, such certificates during an extension period will not be a default thereunder.

DEFEASANCE

     The provisions described in the accompanying prospectus under the caption "Description of Debt Securities--Defeasance" are applicable to the quarterly income capital securities.

     As set forth in that description, subject to conditions specified in the indenture, the quarterly income capital securities will be deemed paid for purposes of the indenture and the entire indebtedness of CFC will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the trustee or any paying agent in trust sufficient cash or certain government securities, or a combination of the two, to fully satisfy all principal of and interest on the quarterly income capital securities.

PAYING AGENT AND REGISTRAR

     Initially, BNY Midwest Trust Company will act as paying agent and registrar for the quarterly income capital securities.

                              U.S. INCOME TAXATION

GENERAL

     This section summarizes the material U.S. income tax consequences to holders of quarterly income capital securities. However, the discussion is limited in the following ways:

     - The discussion only covers you if you buy your quarterly income capital securities in the initial offering of a particular series of quarterly income capital securities.

     - The discussion only covers you if you hold your quarterly income capital securities as a capital asset (that is, for investment purposes), your "functional currency" is the U.S. dollar and if you do not have a special tax status.

     - The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of quarterly income capital securities.

     - The discussion is based on current law. Changes in the law may change the tax treatment of the quarterly income capital securities.

     - The discussion does not cover state, local or foreign law.

     - We have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the quarterly income capital securities. As a result, the IRS could disagree with portions of this discussion.

     Subject to the foregoing limitations, in the opinion of Hunton & Williams, CFC's tax counsel, the discussion in this section accurately describes the U.S. Federal income tax consequences material to initial purchasers of the quarterly income capital securities. In particular, without limiting the generality of the foregoing, Hunton & Williams is of the opinion that the quarterly income capital securities will be treated as debt instruments for U.S. Federal income tax purposes. Because there is no legal authority addressing the characterization as debt or equity of securities substantially similar to the quarterly income capital securities, Hunton & Williams' opinion on that matter is based upon its reasoned analysis of authorities it considers analogous. The entire opinion is based on the law in effect when this prospectus supplement was prepared, which could change. Neither the Internal Revenue Service nor the courts are bound by the opinion. WE SUGGEST THAT YOU CONSULT YOUR TAX ADVISORS ABOUT THE TAX CONSEQUENCES OF HOLDING THE QUARTERLY INCOME CAPITAL SECURITIES IN YOUR PARTICULAR SITUATION.

CHARACTER OF THE QUARTERLY INCOME CAPITAL SECURITIES

     The quarterly income capital securities will be treated as debt instruments for U.S. Federal income tax purposes.

TAX CONSEQUENCES TO U.S. HOLDERS

     This section applies to you if you are a "U.S. holder." A "U.S. holder" is:

     - an individual U.S. citizen or resident alien;

     - a corporation or entity taxable as a corporation for U.S. Federal income tax purposes that was created under the laws of the U.S., including the law of any political subdivision of the U.S.;

     - an estate whose world-wide income is subject to U.S. Federal income tax;
       or

     - a trust if a court within the U.S. is able to exercise primary supervision over its administration and if one or more U.S. persons has the authority to control all of its substantial decisions, or if it has validly elected to be treated as a U.S. person.

     If a partnership holds quarterly income capital securities, the consequences to each partner generally will depend upon the status of the partner and upon the activities of the partnership. The tax treatment of partnerships and their partners is complex, and if you are a partnership considering the purchase of quarterly income capital securities or a partner in such a partnership, we suggest that you consult your tax advisor.

  Interest

     The tax treatment of interest paid on the quarterly income capital securities depends upon whether the interest is "qualified stated interest." "Qualified stated interest" is any interest that meets all the following conditions:

     - It is payable over the entire term of the security.

     - It is payable at a single fixed rate or at a specified variable rate.

     - The security on which the interest accrues has a maturity of more than one year from its issue date.

     - It is payable at least once each year.

     Assuming the interest on a quarterly income capital security is qualified stated interest:

     - If you are a cash method taxpayer (as are most individuals), you must report interest on the quarterly income capital securities as income when you receive it.

     - If you are an accrual method taxpayer, you must report interest on the quarterly income capital securities as income as it accrues.

     If the interest on a quarterly income capital security is not qualified stated interest, the interest payments effectively would be treated as principal for Federal income tax purposes, and thus the quarterly income capital security would be treated as issued with original issue discount ("OID"). In that case:

     - for Federal income tax purposes your current yield on the quarterly income capital securities would be OID rather than interest;

     - you would be required to include the OID in your taxable income currently regardless of whether you are a cash or accrual method taxpayer; and

     - your tax basis in the quarterly income capital securities would increase by the amount of OID income you were required to include in your income and your basis would decrease at the time you actually received payments other than qualified stated interest (whether denominated as interest or principal) on your quarterly income capital securities.

     The quarterly income capital securities clearly satisfy the first three conditions set forth above for qualified stated interest. Because of CFC's limited right to defer the payment of interest for up to 20 consecutive quarters, however, there is some question whether the fourth condition for qualified stated interest is satisfied. The interest payable on the quarterly income capital securities will satisfy the fourth condition if the likelihood that deferral actually will take place is sufficiently low that it may be disregarded. Based on its assessment of that likelihood,

CFC plans to take the position that the interest on the quarterly income capital securities is qualified stated interest so long as it actually does not exercise its right to defer the payment of interest. You should be aware, however, that the IRS has not specifically interpreted the relevant rules in the case of instruments like the quarterly income capital securities, and it could take a contrary position. If the contrary position were correct, none of the interest payments on the quarterly income capital securities would be qualified stated interest, and the quarterly income capital securities would be treated as issued with OID, with the consequences described above.

     If the interest on the quarterly income capital securities was qualified stated interest when the quarterly income capital securities were issued but CFC exercised its right to defer payment of interest, the following consequences would arise:

     - you would receive all the interest that accrued during the deferral period as a lump sum payment;

     - from the time of exercise forward your quarterly income capital securities would be treated as issued with OID; and

     - from the time of the exercise forward you would have the tax consequences described above for securities originally issued with OID.

  Sale or Retirement of Quarterly Income Capital Securities

     On your sale, exchange or retirement of your quarterly income capital security:

     - You will have taxable gain or loss equal to the difference between the amount you receive and your adjusted tax basis in the quarterly income capital security. Your adjusted tax basis in the quarterly income capital security is your cost, increased by the amount of OID that has accrued and reduced by the amount of payments you have received that are not qualified stated interest.

     - Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the quarterly income capital security for more than one year. For an individual, the maximum tax rate on long term capital gains is 20% (or 18% if the quarterly income capital security is held for more than five years).

     - If you are a cash basis taxpayer, the amount of your gain corresponding to accrued but unpaid interest will be treated as ordinary interest income.

  Information Reporting and Backup Withholding

     Under the tax rules concerning information reporting to the IRS:

     - Assuming you hold your quarterly income capital securities through a broker or other securities intermediary, the intermediary must provide information to the IRS concerning interest, OID, and proceeds on your quarterly income capital securities, unless an exemption applies.

     - Similarly, unless an exemption applies, you must provide the intermediary with your correct taxpayer identification number under penalties of perjury, which it will use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

     - If you are subject to the foregoing requirements but do not comply, the intermediary must withhold 30.5% of all amounts payable to you this year on the quarterly income capital securities (including principal payments). The backup withholding rate that would apply to such amounts payable to you in the future is 30% in years 2002 and 2003, 29% in years 2004 and 2005, 28% in years 2006 through 2010 and 31% thereafter. If the intermediary withholds, you may claim the withheld amount as a credit against your Federal income tax liability.

     - All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     This section applies to you if you are a "Non-U.S. holder." A "Non-U.S. holder" is a holder of a quarterly income capital security that is not a U.S. holder.

  Withholding Taxes

     Interest paid to you generally will be exempt from the 30% U.S. withholding tax if you meet one or more of the following documentation requirements:

     - You certify under penalties of perjury to CFC, its agent or the intermediary through which you hold your quarterly income capital securities that the interest income on your quarterly income capital securities is effectively connected with the conduct of your trade or business in the U.S. on a properly completed Form W-8ECI (or substitute form).

     - You certify under penalties of perjury to CFC, its agent or the intermediary through which you hold your quarterly income capital securities that you are a Non-U.S. holder on a properly completed Form W-8BEN (or substitute form).

     - You hold your quarterly income capital securities directly through a "qualified intermediary" that has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that is acting out of a non-U.S. branch or office and that has signed an agreement with the IRS providing that it will administer all or a part of the U.S. tax withholding rules under specified procedures.

     However, interest paid to you will be subject to U.S. withholding tax even if you satisfy the foregoing requirements if CFC, its agent or an intermediary through which you hold your quarterly income capital securities knows or has reason to know that you are not entitled to an exemption from U.S. withholding tax.

     If there is any change to the information you submitted, you must update the submitted information within 30 days of the change.

     The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply for certain types of Non-U.S. holders of quarterly income capital securities, including partnerships, trusts and other entities treated as pass-through entities for U.S. Federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

  Sale or Retirement of Quarterly Income Capital Securities

     If you sell a quarterly income capital security or it is redeemed, you generally will not be subject to U.S. Federal income tax on any gain unless one of the following applies:

     - The gain is effectively connected with a trade or business that you conduct in the U.S.

     - You are an individual and during the year in which you dispose of the quarterly income capital security you were present in the U.S. for at least 183 days and certain other conditions are met.

  Information Reporting and Backup Withholding

     U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. holders as follows:

     - Principal and interest payments you receive automatically will be exempt from the usual rules if you are a Non-U.S. holder exempt from U.S. withholding tax on interest, as described above. However, the exemption does not apply if CFC, its agent or an intermediary through which you hold your quarterly income capital securities knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules.

     - Sale proceeds you receive on a sale of your quarterly income capital securities through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

                                  UNDERWRITING

     The underwriters named below, acting through their representative, Lehman Brothers Inc., have severally agreed to purchase from CFC the respective principal amounts of quarterly income capital securities set forth opposite their names:

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                            ---------
Lehman Brothers Inc. .......................................  $ 21,750,000
A.G. Edwards & Sons, Inc. ..................................    20,750,000
First Union Securities, Inc. ...............................    20,750,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    20,750,000
Prudential Securities Incorporated .........................    20,750,000
TD Securities (USA) Inc. ...................................    20,750,000
UBS Warburg LLC.............................................    20,750,000
ABN AMRO Rothschild LLC.....................................     1,250,000
Banc of America Securities LLC..............................     1,250,000
BancOne Capital Markets, Inc. ..............................     1,250,000
Dain Rauscher Incorporated..................................     1,250,000
Fidelity Capital Markets, a division of National Financial
  Services LLC..............................................     1,250,000
H&R Block Financial Advisors................................     1,250,000
HSBC Securities (USA) Inc. .................................     1,250,000
Janney Montgomery Scott LLC.................................     1,250,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................     1,250,000
J.P. Morgan Securities Inc. ................................     1,250,000
US Bancorp Piper Jaffray Inc. ..............................     1,250,000
Advest, Inc. ...............................................       625,000
BB&T Capital Markets, a division of Scott & Stringfellow....       625,000
Charles Schwab & Co. Inc. ..................................       625,000
Comerica Inc. ..............................................       625,000
Davenport & Company LLC.....................................       625,000
Fahnestock & Co. Inc. ......................................       625,000
Gibraltar Securities Co. ...................................       625,000
Gruntal & Co LLC............................................       625,000
Legg Mason Wood Walker, Inc.................................       625,000
McDonald Investments Inc., a KeyCorp Company................       625,000
McGinn, Smith & Co., Inc. ..................................       625,000
Mesirow Financial, Inc. ....................................       625,000
Morgan Keegan & Co., Inc. ..................................       625,000
Oppenheimer & Co., Inc. ....................................       625,000
Pershing Securities, a Division of DLJ......................       625,000
Raymond James & Associates, Inc. ...........................       625,000
Robert W. Baird.............................................       625,000
Ryan Beck & Co. ............................................       625,000
Southwest Securities, Inc. .................................       625,000
Stifel, Nicholaus & Company, Incorporated...................       625,000

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                            ---------
SunTrust Robinson-Humphrey..................................  $    625,000
Tucker Anthony Incorporated.................................       625,000
Utendahl Capital Partners, L.P. ............................       625,000
Wells Fargo Van Kasper LLC..................................       625,000
                                                              ------------
          Total.............................................  $175,000,000
                                                              ============

     The underwriting agreement provides that the obligations of the underwriters are subject to conditions. The underwriters will be obligated to purchase all the quarterly income capital securities if any of the quarterly income capital securities are purchased.

     CFC has been advised by the underwriters that they propose to offer the quarterly income capital securities to the public initially at the offering price set forth on the cover of this prospectus supplement, and to certain dealers at that price less a selling concession not in excess of $0.50 per quarterly income capital security. The underwriters may allow and these dealers may reallow to other dealers a concession not exceeding $0.45 per quarterly income capital security. After the initial public offering, the public offering price and concessions and reallowances may be changed.

     The quarterly income capital securities are a new issue of securities with no established trading market. CFC will apply to have the quarterly income capital securities listed on the New York Stock Exchange. In order to meet one of the requirements for listing the quarterly income capital securities on the exchange, the underwriters will undertake to sell 1,000,000 or more quarterly income capital securities to a minimum of 400 beneficial holders. Trading of the quarterly income capital securities on the exchange is expected to commence within a 30-day period after the initial delivery of the quarterly income capital securities. CFC has been advised by the underwriters that they intend to make a market in the quarterly income capital securities, but they are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the quarterly income capital securities.

     In connection with the offering, Lehman Brothers Inc., on behalf of the underwriters, may engage in transactions that stabilize, maintain or otherwise affect the market price of the quarterly income capital securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which the underwriters may bid for, or purchase, quarterly income capital securities for the purpose of stabilizing the market price. The underwriters also may create a short position for their respective accounts by selling more quarterly income capital securities in connection with the offering than they are committed to purchase from CFC and, in such case, may purchase quarterly income capital securities in the open market following completion of the offering to cover all or a portion of such short position. In addition, Lehman Brothers Inc., on behalf of the underwriters, may impose "penalty bids" under the contractual arrangements between the underwriters whereby it may reclaim from an underwriter (or dealer participating in the offering) for the account of the underwriters, the selling concession with respect to quarterly income capital securities that are distributed in the offering, but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the quarterly income capital securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     CFC has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

     Expenses associated with this offering, to be paid by CFC, are estimated to be $300,000.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with CFC and its affiliates.

     First Union Securities, Inc. ("FUSI"), a subsidiary of Wachovia Corporation, conducts its investment banking, institutional, and capital markets businesses under the trade name of Wachovia Securities. Any references to "Wachovia Securities" in this Prospectus, however, do not include Wachovia Securities, Inc., a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of FUSI which may or may not be participating as a separate selling dealer in the distribution of the quarterly income capital securities.

     See "Plan of Distribution" in the accompanying prospectus for further information regarding the distribution of the quarterly income capital securities.

                                 LEGAL MATTERS

     The validity of the bonds offered hereby will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The underwriters will be represented by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York. Statements as to U.S. taxation in this prospectus supplement under the caption "U.S. Income Taxation" have been passed upon for CFC by Hunton & Williams, 200 Park Avenue, New York, New York, special tax counsel to CFC.

                                   PROSPECTUS

                                 [NRU CFC LOGO]

                            National Rural Utilities
                        Cooperative Finance Corporation

                                  $400,000,000
                                Debt Securities

                            ------------------------

We plan to issue from time to time up to $400,000,000 of debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

                            ------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these debt securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

This prospectus may not be used to consummate sales of debt securities unless accompanied by a prospectus supplement.

                            ------------------------

                The date of this prospectus is February 22, 2000

                   WHERE YOU CAN FIND MORE INFORMATION ABOUT
            NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

     National Rural Utilities Cooperative Finance Corporation ("CFC") files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CFC's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

          - Annual Report on Form 10-K for the year ended May 31, 1999;

          - Current Reports on Form 8-K dated June 10, 1999 and October 13,
            1999;

          - Quarterly Reports on Form 10-Q for the quarters ended August 31, 1999 and November 30, 1999.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

         Steven L. Lilly
        Senior Vice President and Chief Financial Officer
        National Rural Utilities Cooperative Finance Corporation
        Woodland Park, 2201 Cooperative Way
        Herndon, VA 20171-3025
        (703) 709-6700

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THE DOCUMENT. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                      CFC

     CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. CFC's principal purpose is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service ("RUS") (formerly the Rural Electrification Administration) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organization members to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members, and in addition has provided loans or guarantees through National Cooperative Services Corporation in connection with certain lease transactions of its members. Also, through Rural Telephone Finance Cooperative, a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. In addition, through Guaranty Funding Cooperative, a controlled affiliate of CFC established in 1991, CFC provides financing for members to refinance their debt to the Federal Financing Bank of the United States Treasury. CFC's offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 20171-3025 and its telephone number is (703) 709-6700.

     CFC's 1,057 members as of May 31, 1999 included 908 utility members, virtually all of which are consumer-owned cooperatives, 76 service members and 73 associate members. The utility members included 838 distribution systems and 70 generation and transmission systems operating in 48 states and U.S. territories.

     CFC's long-term loans to rural utility system members generally have 35-year maturities. Loans are made directly to members or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage or substantially all the rural utility system member's property, including revenues. Loans made to members that also have RUS loans are generally secured ratably with RUS's loans by a common mortgage on substantially all the rural utility system member's property, including revenues. Interest rates on these loans are either fixed or variable. Fixed rates are offered weekly based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

     CFC makes short-term line-of-credit loans and intermediate-term loans with up to five-year maturities. These loans are made on either a secured or an unsecured basis. Rates on these loans may be adjusted semi-monthly in line with changes in the short-term cost of funds. The intermediate-term loans are generally made to power supply systems in connection with the planning and construction of new generating plants and transmission facilities.

     CFC also makes loans to telecommunication systems through Rural Telephone Finance Cooperative. These loans are long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans.

     At November 30, 1999, CFC had a total of $15,195.5 million of loans outstanding and $1,777.9 million of guarantees outstanding.

     CFC's guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system's property or, in the case of a lease transaction, on the leased property. Holders of $933.8 million of the guaranteed pollution control debt at November 30, 1999 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

     By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At November 30, 1999, the allowance was $229.6 million. At November 30, 1999, CFC's ten largest borrowers had outstanding loans totaling

$3,053.9 million, which represented approximately 20.0% of CFC's total loans outstanding. As of November 30, 1999, outstanding guarantees for these same ten largest borrowers totaled $548.3 million, which represented 30.8% of CFC's total guarantees outstanding, including guarantees of the maximum amounts of lease obligations at such date. On that date, no member had loans and guarantees outstanding in excess of 10% of the aggregate amount of CFC's outstanding loans and guarantees; however, one of the ten largest borrowers, Deseret Generation & Transmission Co-operative, was operating under a restructuring agreement. At May 31, 1999, loans outstanding to Deseret accounted for 4.2% of total loans outstanding. Guarantees outstanding for Deseret accounted for 4.0% of total guarantees outstanding.

     CFC's fixed charge coverage ratio was as follows for the periods indicated:

SIX MONTHS ENDED
  NOVEMBER 30,                         YEAR ENDED MAY 31,
-----------------       ------------------------------------------------
1999         1998       1999       1998       1997       1996       1995
----         ----       ----       ----       ----       ----       ----
1.12         1.12       1.12       1.12       1.12       1.12       1.13

     Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss resulting from redemption premiums on bonds plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the debt securities to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

                         SUMMARY FINANCIAL INFORMATION

     The following is a summary of selected financial data for each of the five years ended May 31, 1999.

                                    1999          1998          1997         1996         1995
                                    ----          ----          ----         ----         ----
                                                  (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
Operating income...............  $   790,803   $   637,573   $  564,439   $  505,073   $  440,109
                                 ===========   ===========   ==========   ==========   ==========
Operating margin...............  $    74,717   $    54,411   $   51,530   $   46,857   $   41,803
Nonoperating income............        1,722         2,611        3,206        3,764        3,409
Gain on sale of land...........           --         5,194           --           --           --
Extraordinary loss(A)..........           --            --           --       (1,580)          --
                                 -----------   -----------   ----------   ----------   ----------
Net margins....................  $    76,439   $    62,216   $   54,736   $   49,041   $   45,212
                                 ===========   ===========   ==========   ==========   ==========
Fixed charge coverage
  ratio(A).....................         1.12          1.12         1.12         1.12         1.13
                                 ===========   ===========   ==========   ==========   ==========
As of May 31:
Assets.........................  $13,925,252   $10,682,888   $9,057,495   $8,054,089   $7,080,789
                                 ===========   ===========   ==========   ==========   ==========
Long-term debt(B)..............  $ 6,891,122   $ 5,024,621   $3,596,231   $3,682,421   $3,423,031
                                 ===========   ===========   ==========   ==========   ==========
Quarterly income capital
  securities...................  $   400,000   $   200,000   $  125,000   $       --   $       --
                                 ===========   ===========   ==========   ==========   ==========
Members' subordinated
  certificates.................  $ 1,239,816   $ 1,229,166   $1,212,486   $1,207,684   $1,234,715
                                 ===========   ===========   ==========   ==========   ==========
Members' equity................  $   296,481   $   279,278   $  271,594   $  269,641   $  270,221
                                 ===========   ===========   ==========   ==========   ==========
Leverage ratio(C)..............         7.00          6.37         5.84         5.69         5.13
                                 ===========   ===========   ==========   ==========   ==========
Debt to equity ratio(D)........         5.52          4.51         3.97         3.63         3.01
                                 ===========   ===========   ==========   ==========   ==========

---------------
(A) Extraordinary loss for the year ended May 31, 1996 represents premiums in connection with the prepayment of collateral trust bonds. Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses.

(B) Includes commercial paper reclassified as long-term debt and excludes $983.0 million, $327.3 million, $268.7 million, $351.5 million and $262.7 million in long-term debt that comes due, matures and/or will be redeemed early during fiscal years 2000, 1999, 1998, 1997 and 1996, respectively.

(C) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding quarterly income capital securities ("QUICS") and debt used to fund loans guaranteed by the U.S. Government, by the total of QUICS, members' subordinated certificates and members' equity.

(D) The debt to equity ratio is calculated by dividing debt outstanding, excluding QUICS and debt used to fund loans guaranteed by RUS, by the total of QUICS, members' subordinated certificates, members' equity and the loan and guarantee loss allowance.

     CFC has had outstanding guarantees for its members' indebtedness in each of the fiscal years shown above. Members' interest expense on such indebtedness was approximately $73.5 million for the year ended May 31, 1999.

     CFC does not have outstanding any common stock and does not pay dividends. Annually CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital certificates 70% during the next fiscal year, and expects to retire the remaining 30% after 15 years. All retirements of patronage capital certificates are subject to approval by the Board of Directors, if permitted by CFC's contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

                                 CAPITALIZATION

     The following table shows the capitalization of CFC as of November 30, 1999.

                                                              (DOLLARS IN
                                                              THOUSANDS)
Senior debt:
  Short-term debt(A)........................................  $ 6,389,697
  Long-term debt(A).........................................    6,883,576
                                                              -----------
          Total senior debt(B)..............................   13,273,273
                                                              -----------
Subordinated debt and members' equity:
  Deferrable subordinated debt(C)...........................      400,000
  Members' subordinated certificates(D).....................    1,308,550
  Members' equity(E)........................................      274,538
                                                              -----------
          Total capitalization..............................  $15,256,361
                                                              ===========

------------
(A) At November 30, 1999, CFC short-term indebtedness is used to fund CFC's short-, intermediate- and long-term variable rate loans, as well as its long-term fixed rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at November 30, 1999, bank revolving credit agreements providing for borrowings aggregating up to $5,492.5 million. CFC may borrow under the revolving credit agreements only if it continues to meet conditions, including maintenance of members' equity and members' subordinated certificates of at least $1,373.9 million increased each fiscal year by 90% of net margins not distributed to members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least
    1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit CFC from pledging collateral in excess of 150% of the principal amount of collateral trust bonds outstanding. Commercial paper in the amount of $2,402.5 million, which is supported by a five-year revolving credit agreement, is shown as long-term debt. Long-term debt also includes CFC's outstanding collateral trust bonds and medium-term notes.

(B) At November 30, 1999 CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $1,046.3 million. Guaranteed tax-exempt securities include $933.8 million of long-term adjustable or floating/fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At November 30, 1999, CFC had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $731.6 million.

(C) As of November 30, 1999, CFC had issued a total of $400.0 million of deferrable subordinated debt in the form of QUICS. QUICS are subordinate and junior in right of payment to senior indebtedness. CFC has the right at any time and from time to time during the term of the QUICS to defer the payment of interest for up to 20 consecutive quarters.

(D) Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC's extension of long-term credit to them. Those issued as a condition of membership, $642.0 million at November 30, 1999, generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

(E) CFC allocates its net margins among its members in proportion to interest earned from such members. The current policy of CFC is to return the amounts so allocated to its members 70% in the following year and the remaining 30% after 15 years with due regard for CFC's financial condition. The unretired allocations for fiscal years 1988-1993 are being retired over the 15-year period from 1994 through 2008. The current policy of RTFC is to retire 70% of current year's margins within 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of GFC is to retire 100% of current year's margins shortly after the end of the fiscal year.

                           DESCRIPTION OF DEBT SECURITIES

     The following description summarizes the general terms and provisions that may apply to the debt securities. Each prospectus supplement will state the particular terms of the debt securities and the extent, if any, to which the general provisions may apply to the debt securities included in the supplement.

GENERAL

     The debt securities will be issued under an indenture between CFC and Harris Trust and Savings Bank, or other trustee to be named, as trustee, dated as of October 15, 1996. The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer's certificates establishing the debt securities and the debt securities are merely an outline and do not purport to be complete. The forms of the debt securities are filed, or will be filed, as exhibits to the Registration Statement of which this prospectus forms a part, or as an exhibit to a current report on Form 8-K to be incorporated by reference in this prospectus. This description makes use of the terms defined in the indenture and is qualified in its entirety by reference to the indenture. The debt securities will be unsecured and subordinated obligations of CFC.

     Reference is made to the prospectus supplement and pricing supplement relating to any particular issue of offered debt securities for the following terms:

     - the title and the limit on aggregate principal amount of such securities;

     - the date or dates on which the debt securities will mature;

     - the annual rate or rates, which may be fixed or variable, or the method of determining any rate or rates at which the debt securities will bear interest;

     - the date or dates from which the interest shall accrue and the date or dates at which interest will be payable;

     - the place where payments may be made on the debt securities;

     - any redemption or sinking fund terms;

     - the denominations in which the debt securities will be issuable, if other than $1,000 and any integral multiple thereof;

     - if the amount payable in respect of principal of or any premium or interest on any of such debt securities may be determined with reference to an index or other fact or event ascertainable outside the indenture, the manner in which the amounts will be determined;

     - if other than the currency of the United States, the currency or currencies, including composite currencies in which the principal of and premium and interest on any debt securities will be payable;

     - if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity;

     - if the principal of or premium or interest on the debt securities are to be payable in securities or other property, the type and amount of securities or other property, or the method of determining the amount, and the terms and conditions of the election;

     - the terms, if any, on which debt securities may be converted into or exchanged for securities of CFC or any other person;

     - the obligations or instruments, if any, considered eligible obligations in respect of debt securities denominated in a currency other than dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of CFC's indebtedness in respect of the debt securities after their satisfaction and discharge;

     - whether the debt securities will be issued as registered securities, in a form registered as to principal only with or without coupons, or as bearer securities including temporary and definitive global form, or any combination thereof and applicable exchange provisions;

     - any limitations on the rights of the holders of debt securities to transfer or exchange or to obtain the registration of transfer of debt securities, and the amount or terms of a service charge if any for the registration of transfer or exchange of debt securities;

     - any changes to the events of default or covenants described in this prospectus; and

     - any other terms of the debt securities, not inconsistent with the provisions of the Indenture. (Section 301)

     Debt securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any debt securities denominated in a currency or currency unit other than dollars may be described in the applicable prospectus supplement.

     Except as otherwise described in the prospectus supplement, the covenants contained in the indenture would not afford holders of debt securities protection in the event of a highly-leveraged transaction involving CFC.

SUBORDINATION

     The debt securities will be subordinate and junior in right of payment to all senior indebtedness of CFC.

     No payment of principal of, including redemption and sinking fund payments, or premium or interest on, the debt securities may be made if any senior indebtedness is not paid when due, or a default has occurred with respect to the senior indebtedness permitting the holders to accelerate its maturity and the default has not been cured or waived and has not ceased to exist. Upon any acceleration of the principal amount due on the debt securities or any distribution of assets of CFC to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all senior indebtedness must be paid in full before the holders of the debt securities are entitled to receive or retain any payment. The holders of the debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions until all amounts owing on the debt securities are paid in full. (Article 15)

     The term "senior indebtedness" is defined in the indenture to mean

     - all indebtedness heretofore or hereafter incurred by CFC for money borrowed unless by its terms it is provided that such indebtedness is not senior indebtedness,

     - all other indebtedness hereafter incurred by the CFC which by its terms provides that such indebtedness is senior indebtedness,

     - all guarantees, endorsements and other contingent obligations in respect of, or obligations to purchase or otherwise acquire or service, indebtedness or obligations of others, and

     - any amendments, modifications, deferrals, renewals or extensions of any such senior indebtedness heretofore or hereafter issued in evidence of or exchange of such senior indebtedness.

     The indenture does not limit the aggregate amount of senior indebtedness that CFC may issue. As of May 31, 1999, outstanding senior indebtedness of CFC aggregated approximately $13.5 billion, including contingent guarantees of $1.7 billion.

FORM, EXCHANGE AND TRANSFER

     Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issuable only in fully registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000. (Sections 201 and 302)

     At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities, debt securities of any series will be exchangeable for other debt securities of the same series, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the indenture and the limitations applicable to global securities, debt securities may be presented for exchange as provided above or for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of the security registrar or at the office of any transfer agent designated by CFC for such purpose. CFC may designate itself the security registrar. No service charge will be made for any registration of transfer or exchange of debt securities, but CFC may require payment of a sum sufficient to cover any applicable tax or other governmental charge. The transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity or the person making the request. (Section 305) Any transfer agent in addition to the security registrar initially designated by CFC for any debt securities will be named in the applicable prospectus supplement. CFC may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but CFC will be required to maintain a transfer agent in each place of payment for the debt securities of each series. (Section 602)

     CFC will not be required to issue, register the transfer of, or exchange any debt security or any tranche thereof during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt security called for redemption and ending at the close of business on the day of such mailing. CFC will not be required to register the transfer of or exchange any debt security so selected for redemption, in whole or in part, except the unredeemed portion of any such debt security being redeemed in part. (Section 305)

PAYMENT AND PAYING AGENTS

     Unless otherwise specified in an applicable prospectus supplement or pricing supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security or one or more predecessor securities is registered at the close of business on the regular record date for the payment. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, principal of and any premium and interest on the debt securities of a particular series will be payable at the office of paying agents CFC may designate from time to time. Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, Harris Trust Company of New York in New York City, an affiliate of the trustee, will be designated as CFC's sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by CFC for the debt securities of a particular series will be named in the applicable prospectus supplement or pricing supplement. CFC may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but CFC will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Section 602)

     All moneys paid by CFC to a paying agent for the payment of the principal, premium or interest on any debt security that remains unclaimed at the end of two years after becoming due and payable will be repaid to CFC. After that time, the holder of the debt security will, as an unsecured general creditor, look only to CFC for payment out of those repaid amounts. (Section 603)

REDEMPTION

     Any terms for the optional or mandatory redemption of debt securities will be set forth in the applicable prospectus supplement or a pricing supplement. Unless otherwise provided in the applicable prospectus supplement with respect to debt securities that are redeemable at the option of the holder, debt securities will be redeemable only upon notice by mail not less than 30 nor more than 60 days prior to the date fixed for redemption. If less than all the debt securities of a series or tranche are to be redeemed, the particular debt securities to be redeemed will be selected by a method of random selection that the security registrar deems fair and appropriate. (Section 403 and 404)

     Any notice of redemption at the option of CFC may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the dated fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest, if any, on such debt securities. The notice may also state that if the money has not been received, the notice will be of no force and effect and CFC will not be required to redeem such debt securities. (Section
404)

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     CFC may not consolidate with or merge into any other corporation or transfer its assets substantially as an entirety to any person unless

     - the successor is a corporation organized under the laws of any domestic jurisdiction;

     - the successor corporation assumes CFC's obligations on the debt securities and under the Indenture;

     - immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing; and

     - CFC delivers to the trustee an officer's certificate and an opinion of counsel as provided in the indenture. (Section 1101)

EVENTS OF DEFAULT

     Each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

     - failure to pay interest on any debt securities for 60 days after the security becomes due and payable;

     - failure to pay principal or premium, if any, on any debt security within three business days after the security becomes due and payable;

     - failure to perform or breach of any other covenant or warranty in the indenture that continues for 60 days after written notice to CFC from the trustee, or holders of at least 33% in principal amount of the debt securities of the series;

     - certain events of bankruptcy, insolvency or reorganization; and

     - such other events as may be specified for each series.

     No event of default with respect to one series of debt securities necessarily constitutes an event of default with respect to another series debt securities.

     If an event of default with respect to any series of debt securities occurs and is continuing, either the trustee or the holders of not less than 33% in principal amount of the outstanding debt securities of the series may declare the principal amount, or if the debt securities are discount notes or similar debt securities, the portion of the principal amount specified by the terms of the debt securities, of all of the debt securities of that series to be due and payable immediately. However, if an event of default occurs and is continuing with respect to more than one series of debt securities, the trustee or the holders of not less than 33% in aggregate principal amount of the outstanding debt securities of series, considered as one class, may make the declaration of acceleration and not the holders of the debt securities of any one series.

     At any time after a declaration of acceleration with respect to the debt securities of any series and before a judgment or decree for payment of the money due has been obtained, the events of default giving rise to the declaration of acceleration will be deemed waived, and the declaration and its consequences will be deemed rescinded and annulled, if

     - CFC has paid or deposited with the trustee a sum sufficient to pay:

        - all overdue interest on all debt securities of such series;

        - the principal of and premium, if any, on any debt securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such debt securities;

        - interest upon overdue interest at the rate or rates prescribed therefor in such debt securities, to the extent that payment of such interest is lawful; and

        - all amounts due to the trustee under the indenture; and

     - any other events of default with respect to the debt securities of such series, other than the nonpayment of the principal of the debt securities of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. (Section 802)

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 903) Subject to the provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section
812)

     No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless

     - the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the series,

     - the holders of not less than 33 1/3% in aggregate principal amount of the outstanding debt securities of the series have made written request to the trustee, and the holder or holders have offered reasonable indemnity to the trustee to institute the proceeding as trustee and

     - the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with the request, within 60 days after the notice, request and offer. (Section
       807)

However, these limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on the debt security on or after the applicable due date specified in the debt security. (Section 808)

     CFC will be required to furnish to the trustee annually a statement by an appropriate officer as to the officer's knowledge of CFC's compliance with all conditions and covenants under the indenture, determined without regard to any period of grace or requirement of notice under the indenture. (Section 605)

MODIFICATION AND WAIVER

     Without the consent of any holder of debt securities, CFC and the trustee may enter into one or more supplemental indentures for any of the following purposes:

     - to evidence the assumption by any permitted successor to CFC of the covenants of CFC in the indenture and the debt securities,

     - to add one or more covenants of CFC or other provisions for the benefit of the holders of all or any series of outstanding debt securities or to surrender any right or power conferred upon CFC by the indenture,

     - to add any additional events of default with respect to all or any series of outstanding debt securities,

     - to change or eliminate any provision of the indenture or to add any new provision to the indenture, but if the change, elimination or addition will adversely affect the interests of the holders of debt securities of any series in any material respect, the change, elimination or addition will not become effective with respect to the series,

     - to provide collateral security for the debt securities,

     - to establish the form or terms of debt securities of any series as permitted by the indenture,

     - to provide for the acceptance of appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as necessary or to facilitate the administration of the trusts under the indenture by more than one trustee,

     - to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series of debt securities,

     - to change any place where

        - the principal of and premium, if any, and interest, if any, on any debt securities is payable,

        - any debt securities may be surrendered for registration of transfer or exchange and

        - notices and demands to or upon CFC in respect of debt securities and the indenture may be served,

     - to cure any ambiguity or inconsistency or to make or change any other provisions with respect to matters and questions arising under the indenture, so long as the changes or additions will not adversely affect the interests of the holders of debt securities of any series in any material respect. (Section 1201)

     The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by CFC with certain restrictive provisions of the indenture. (Section 606) The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture, except a default in the payment of principal, premium or interest and other covenants and provisions of the indenture that can be modified or be amended only with the consent of the holder of each outstanding debt security of the series affected. (Section 813)

     If the Trust Indenture Act of 1939, as amended, is amended after the date of the indenture to require changes to the indenture or the incorporation of additional provisions or to permit changes to, or the elimination of, provisions which, at the date of the indenture were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed amended so as to conform to the amendment or to effect the changes or elimination. CFC and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect the amendment. (Section 1201)

     Except as provided above, the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series then outstanding, considered as one class, is required to add any provisions to, or change in any manner, or eliminate any of the provisions of, the indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of outstanding debt securities of all series so directly affected, considered as one class, will be required. If the debt securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but less than all, tranches, the consent only of the holders of a majority in aggregate principal amount of the outstanding debt securities of all tranches directly affected, considered as one class, will be required. However, no amendment or modification may

     - change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount or the rate of interest or the amount of any installment of interest or change the method of calculating such rate or reduce any premium payable upon the redemption thereof, or reduce the amount of the principal of any discount security that would be due and payable upon a declaration of acceleration of maturity or change the coin or currency or other property in which any debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any debt security or, in the case of redemption, on or after the redemption date without, in any such case, the consent of the holder of the debt security,

     - reduce the percentage in principal amount of the outstanding debt securities of any series, or any tranche, the consent of the holders of which is required for any supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with any provision of the indenture or any default and its consequences, or reduce the requirements for quorum or voting, without, in any such case, the consent of the holder of each outstanding debt security of the series or tranche, or

     - modify certain of the provisions of the indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, or any tranche, without the consent of the holder of each outstanding debt security affected.

A supplemental indenture that changes or eliminates any provision of the indenture expressly included solely for the benefit of a particular series of debt securities or tranches, or modifies the rights of the holders of debt securities of the series or tranches with respect to the provision, will be deemed not to affect the rights under the indenture of the holders of the debt securities of any other series or tranche. (Section 1202)

     The indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date,

     - debt securities owned by CFC or any other obligor upon the securities or any affiliate of CFC or of the other obligor unless CFC, the affiliate or obligor owns all securities outstanding under the indenture, or all outstanding securities of each the series and the tranche, as the case may be, determined without regard to this bullet point shall be disregarded and deemed not outstanding;

     - the principal amount of a discount security deemed outstanding shall be the amount of the principal that would be due and payable as of the date of determination upon a declaration of acceleration of the maturity as provided in the indenture; and

     - the principal amount of a debt security denominated in foreign currencies or a composite currency deemed outstanding will be the dollar equivalent, determined as of that date in the manner prescribed for that debt security, of the principal amount of that debt security, or, in the case of a debt security described in the second bullet point above, of the amount described in that bullet point. (Section 101)

     If CFC solicits from holders any request, demand, authorization, direction, notice, consent, election, waiver or other act, CFC may, at its option, by board resolution, fix in advance a record date for the determination of holders entitled to give such request, demand, authorization, direction, notice, consent, election, waiver or other act, but CFC shall have no obligation to do so. If a record date is fixed, the request, demand, authorization, direction, notice, consent, election, waiver or other act may be given before or after the record date, but only the holders of record at the close of business on the record date shall be deemed holders for the purposes of determining whether holders of the requisite proportion of the outstanding securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act, and for that purpose the outstanding securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same security and the holder of every security issued upon the registration of transfer or in exchange or in lieu of the security in respect of anything done, omitted or suffered to be done by the trustee or CFC in reliance thereon, whether or not notation is made upon security. (Section 104)

DEFEASANCE

     Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, any debt security, or any portion of the principal amount, will be deemed paid for purposes of the indenture, and, at CFC's election, the entire indebtedness of CFC in respect thereof will be deemed satisfied and discharged, if there has been irrevocably deposited with the trustee or any paying agent other than CFC in trust any of the following in an amount sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the debt securities or portions thereof:

     - money;

     - eligible obligations;

     - a combination of the above bullet points. (Section 701)

For this purpose, unless otherwise indicated in the applicable prospectus supplement or pricing supplement, eligible obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of its full faith and credit, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in those obligations or in any specific interest or principal payments due on them, in each case which do not contain provisions permitting the redemption or other prepayment at the option of the issuer. Among the conditions to CFC's making the election to have its entire indebtedness deemed satisfied and discharged, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred.

TITLE

     CFC, the trustee and any agent of CFC or the trustee may treat the person in whose name a debt security is registered as the absolute owner, whether or not the debt security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

THE TRUSTEE

     Harris Trust and Savings Bank, Chicago, Illinois is the trustee.

GLOBAL SECURITIES

     The Depository Trust Company ("DTC") may act as securities depository for some or all of the debt securities of any series. These debt securities will be issued in fully-registered form in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered certificates will be issued as global securities for the debt securities in the aggregate principal amount of the debt securities, and will be deposited with, or held for the benefit of, DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Purchases of the debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of the debt securities ("Beneficial Owner") is in turn to be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

     To facilitate subsequent transfers, all the debt securities deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC's records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the debt securities. Under its usual procedures, DTC would mail an omnibus proxy to CFC as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal and interest payments on the debt securities will be made to DTC. DTC's practice is to credit direct participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, CFC or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of CFC or the Trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursements of such payments to the beneficial owners shall be the responsibility of participants.

     DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to CFC or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, the debt securities certificates are required to be printed and delivered.

     CFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the debt securities certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that CFC believes to be reliable (including DTC), but CFC takes no responsibility for the accuracy thereof. According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     Neither CFC, the Trustee nor any underwriter will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the debt securities, or payments to, or the providing of notice for, participants or beneficial owners.

                              PLAN OF DISTRIBUTION

     Debt securities of any series may be purchased to be reoffered to the public through underwriting syndicates led by Lehman Brothers Inc. or other underwriters. The underwriters with respect to an underwritten offering of debt securities will be named in the prospectus supplement relating to the offering. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to conditions precedent and each of the underwriters with respect to a sale of debt securities will be obligated to purchase all of its debt securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the prospectus supplement may be changed from time to time.

     The place and time of delivery for the offered debt securities in respect of which this prospectus is delivered will be set forth in the prospectus supplement.

     Certain of the underwriters and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

     In connection with an offering of debt securities, the underwriters may purchase and sell debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of debt securities, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of debt securities than they are required to purchase from CFC. The underwriters may also impose a penalty bid, under which selling concessions allowed to broker-dealers in respect of the debt securities sold in the offering may be reclaimed by the underwriters if those debt securities are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                                 LEGAL OPINIONS

     The validity of the debt securities offered hereby will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York, and for the underwriters, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

                                    EXPERTS

     The audited financial statements included in CFC's Annual Report on Form 10-K for the year ended May 31, 1999, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                 [NRU CFC LOGO]

                            NATIONAL RURAL UTILITIES
                        COOPERATIVE FINANCE CORPORATION

                                  $175,000,000

                   7.40% QUARTERLY INCOME CAPITAL SECURITIES
                                    DUE 2050

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                                October 26, 2001
                          ---------------------------

                                LEHMAN BROTHERS
                           A.G. EDWARDS & SONS, INC.
                              MERRILL LYNCH & CO.
                             PRUDENTIAL SECURITIES
                                 TD SECURITIES
                                  UBS WARBURG

[GRAPHIC]                     WACHOVIA SECURITIES